GOLD HORSE INTERNATIONAL, INC.

No. 31 Tongdao South Road

Hohhot, Inner Mongolia

People’s Republic of China

April 24, 2012

‘CORRESP’

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:	Terrence O’Brien, Accounting Branch Chief Tracey Mckoy, Staff Accountant

Re:	Gold Horse International, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended June 30, 2011 Filed: September 28, 2011 File Nol. 000-30311

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated March 14, 2012 on the above-referenced filing. Following are the Company’s responses to such comments:

1.

In future filings, please clarify whether you include your interest commitments under your interest-bearing debt in your contractual obligation table. Refer to footnote 46 to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 303(a)(5) of Regulation S-K.

RESPONSE: The footnote 46 to Release 33-8350 requires “For example, the cash requirements for items such as interest, taxes or amounts to be funded to cover post-employment (including retirement) benefits may not be included in the tabular disclosure, but should be discussed if material.”

The Company will make an analysis of cash requirement for interest commitments based on the terms, principals and interests rates of the obligations and will discuss the analysis in the Management’s Discussion and Analysis if the cash requirement is material in future filings.

1 / 5

2.

Please clarify if the $3,613,372 in payments received from the Vocational School and Chemistry School in 2011 and disclosed on page F-16 represent lease payments and, if so, please reconcile them to the annual lease payments of approximately $1.6 million and $743,000 disclosed on page F-15. Please explain why 14% of the deferred gain on the sale of the Chemistry School was recognized in the year ended June 30, 2011, and provide supporting calculations or schedules supporting the amount. Disclose the remaining deferred gains for the Vocational School and Chemistry School leases as of June 30, 2011. Reconcile the amount of $3,833,940 disclosed at the bottom of page F-15 to the total deferred gain on the Chemistry School of $4,114,000 and the amounts subsequently recognized. Reconcile the amounts discussed above to amounts shown in Note 2 on page F-19, as applicable. Explain why no deferred gain has been recognized on the Chemistry School in the subsequent interim period.

RESPONSE: $3,613,372 represents the lease payments received in fiscal year (“FY”) 2011 and the annual lease payments of approximately $1.6 million and $743,000 disclosed on page F-15 come from the lease agreements. Because the Chemistry School paid (RMB19,180,686) more than the lease amount as per the agreement (RMB10,620,000) in FY2011, there is a discrepancy between the description of the agreement on page F-15 and actual lease payment on page F-16.

2-1: Reconciliation is as follows:

	Lease received in cash
	RMB	FY2011 average rate	US$
Vocational School	4,800,000	6.63665	723,256
Chemistry School	19,180,686	6.63665	2,890,116

Total	23,980,686		3,613,372

	Lease payment as per the agreement
	RMB	FY2011 ending rate	US$	Approximate
Vocational School	4,800,000	6.464	742,574	743,000
Chemistry School	10,620,000	6.464	1,642,946	1.6 million

Total	15,420,000		2,385,520

2-2: 14% of the deferred gain was recognized in FY2011

The profile of the Chemistry School agreement over the lease term is as follows:

	RMB	US$
Loan principal/ Sales to be recognized	84,196,104
Cost of project	57,600,100
Deferred gain to be recognized	26,596,004	4,114,400
Imputed interest rate	5.94%

2 / 5

We prepared a schedule of lease payments which is a little bit different from those as per the agreement (Please refer to the Schedule A attached) because the Chemistry School had made different payment in Term 1 before June 30, 2010: The payment in each of the first five term is RMB10,620,000 as per the agreement. The Chemistry School actually paid RMB6,559,548 and did not pay the remaining RMB4,060,452 in Term 1. We suppose the school will pay the remaining amount and so we will collect RMB14,680,452 (an aggregate of RMB4,060,452 and RMB10,620,000) in Term 2. After that, the school will pay the lease as per the agreement in the remaining terms. Actually, the Chemistry School paid RMB19,180,686, which is 4,500,234 more than the scheduled lease amount in FY2011.

Because the Chemistry School paid RMB4,500,234 more than the lease amount as scheduled in FY2011, we recognized the deferred gain in FY2011:

	RMB	US$
Overpayment in FY2011	4,500,234
% of payment as scheduled in FY2012	42%
Deferred gain as scheduled in FY2012	1,987,451
of which recognized in FY2011	842,184
Deferred gain as scheduled in FY2011	3,086,722
Total deferred gain recognized in FY2011	3,928,905	592,001
Deferred gain to be recognized over the lease term		4,114,400
Percentage		14%

2-3: The remaining deferred gains for the Vocational School and Chemistry School leases as of June 30, 2011 and 2010

	As of June 30,
	2011	2010
	US$	US$
Vocational School	51,946	50,291
Chemistry School	3,430,517	3,833,940

Total	3,482,463	3,884,231

2-4: Reconcile the amount of $3,833,940 to the total deferred gain of $4,114,000 and the amounts subsequently recognized

	Chemistry School
	RMB	US$
Deferred gain over the lease term	26,596,004	4,114,400
Recognized in FY2010	492,239	72,000
Balance as of June 30, 2010	26,103,765	3,833,940
Recognized in FY2011	3,928,905	592,001
Balance as of June 30, 2011	22,174,860	3,430,517

3 / 5

2-5: Reconcile the amounts discussed above to amounts shown in Note 2 on page F-19, as applicable

	Vocational School	Chemistry School	Total
	US$	US$	US$
Deferred gain over the lease term	52,000	4,114,400	4,169,798
Recognized in FY2008&2009	1,773	—	1,773
Recognized in FY2010	914	72,000	72,914
Balance as of June 30, 2010	50,291	3,833,940	3,884,231
Recognized in FY2011	999	592,001	593,000
Balance as of June 30, 2011	51,946	3,430,517	3,482,463

The balance of the Vocational School deferred gain increased in FY2011 as a result of deprecation of US dollar against RMB. Actually the balance denominated in RMB decreased reasonably. Reconciliation of Chemistry School in RMB in 2-4 shows a good example how it works.

2-6: Explain why no deferred gain has been recognized on the Chemistry School in the subsequent interim period

Because no lease payment was received in FY 2012, no deferred gain has been recognized on the Chemistry School in the subsequent interim period.

3.

Please describe the specific facts and circumstances explaining why you have recorded a gain from reductions of the allowance for doubtful accounts in the years ending June 30, 2009 and 2010, and the subsequent interim period. Provide us with a rollforward of the allowance during these periods that separately breaks out 1) reductions in the allowance from amounts written off, 2) reductions in the allowance from the collection of previously reserved items, and 3) changes to the allowance resulting from your periodic review of receivables and your estimate of collectibility. Provide us with an aging of your accounts receivable as of December 31, 2011, showing total amounts outstanding for various timeframes (e.g. 90 days past due, one year past due, two years past due, etc.) Explain why you believe an allowance equal to ten percent of accounts receivable is reasonable when you have had no bad debt expense in over two years. Tell us whether you have assessed past estimates of the allowance for doubtful accounts against actual outcomes and used this information to inform your estimating process.

RESPONSE: As a multi-faceted business group providing construction and hotel service as well as developing real estate projects, we try to keep moderate in our accounting policy. Usually, we make a full allowance on accounts receivable, other receivables and prepayments with aging over a year after our review and estimation of collectability. A gain from reductions of the allowance for doubtful accounts in the years ending June 30, 2009 and 2010, and the subsequent interim period was mainly attributable to turnaround of an allowance US$2,159,302 as of June 30, 2008. As a result of financial crisis and downward of Chinese construction and real estate markets in second half of 2008, we recorded US$2,159,302 of receivables and prepayments with aging over one year as of June 30, 2008 and made a full allowance after review and assessment of their collectability. However, as you may see in our allowance movement, we continue collecting the balance or continue constructions which were estimated to cease before. Thus, we recorded a gain in the past three and half fiscal years.

4 / 5

For example, an allowance of US$501,578 was provided for other receivables due from Yuquan district Procuratorate as of June 30, 2008. In FY 2009, the balance was collected fully and the allowance was reversed.

In FY 2010, we collected overdue accounts receivable of US$136,138 from 39 hotel customers and reverse the allowances provided as of June 30, 2008. In FY 2011, a large amount of accounts receivable with long aging was collected due to completion of construction projects and the balance with aging over a year as of June 30, 2011 decreased compared with the balance as of June 30, 2010. Therefore, an allowance of US$465,789 was reversed. In the 1st half of FY 2012, an allowance of US$119,308 was reversed due to the same reason.

Please refer to the Schedule B and C attached for a rollforward of the allowance and an aging analysis of our accounts receivable as of December 31, 2011, respectively.

I have no idea of where you noticed an accounting policy of “an allowance equal to ten percent of accounts receivable is reasonable”. In my knowledge, we did not disclose such an accounting policy in our SEC filing.

Chinese construction and real estate markets went downwards again in FY 2011 and 2012 and we are facing a more severe business situation now. Moreover, we are serving different customers in different time in construction and real estate business and past successful collection does not result in a guaranty of collection in the future automatically. We must be consistent and prudent in the accounting policy making in such a turbulent market.

We trust the foregoing fully responds to the staff’s comments. Should you have any questions, please contact the undersigned at +86-13691011016 or email cfo@goldhorseinternational.com.

Sincerely,

/s/ Xiaodong Li

Xiaodong Li, Chief Financial Officer

CC:  Mr. Liankuan Yang, Chief Executive Officer

5 / 5

Schedule A

The profile of the Chemistry School agreement is as follows:

	RMB	USD
Loan principal/ Sales to be recognised	84,196,104
Cost of project	57,600,100
Deferred gain to be recognised	26,596,004	4,114,000
Imputed interest rate	5.94%

Part of the lease payments schedule:

RMB
Term	FY	Beg Bal	Int Payment	Prin. Payment	Ttl Payment	End Bal	% of Sale recognition	Int income recognised	Deferred gain recognised	Sales recognized	COS recognized
1	2010	84,196,104	5,001,249	1,558,299	6,559,548	82,637,804	1.85%	5,001,249	492,238	1,558,300	1,066,061
2	2011	82,637,804	4,908,686	9,771,766	14,680,452	72,866,038	11.61%	4,908,686	3,086,722	9,771,766	6,685,045
3	2012	72,866,038	4,328,243	6,291,757	10,620,000	66,574,280	7.47%	4,328,243	1,987,451	6,291,758	4,304,307

Schedule A - Page 1

Schedule B

	Construction			Hotel		Real estate		Total
	Prepayment	AR	OR	AR	OR	AR	OR
	USD
Allowance as of 6/30/2008	(249,996)	(846,795)	(737,118)	(164,223)	(113,507)	(14,413)	(33,249)	-2,159,302
								—
Bad debt recovery/(expense) for FY2009:								—
-Due to cash collection	—	—	501,578	6,729	—	4,214	32,691	545,212
-Due to periodic review of receivables and estimate of collectibility.	224,119	15,911	208,108	(12)	—	—	—	448,126
								—
Others	—	—	643	—	—	—	—	643
								—
Allowance as of 6/30/2009	(26,752)	(834,217)	(29,346)	(158,150)	(113,955)	(10,254)	(674)	-1,173,347
								—
Allowance credit to SG&A for FY2010:								—
-OR allowance written off	—	—	—	—	—	—	674	674
Bad debt recovery/(expense) for FY2010:								—
-Due to cash collection	—	—	—	136,138	78,986	5,851	—	220,974
-Due to periodic review of receivables and estimate of collectibility.	(581)	(112,614)	(4,402)	—	—	—	—	(117,596)
-OR balance written off	—	—	—	—	—	—	(674)	(674)
								—
Allowance as of 6/30/2010	(27,478)	(951,730)	(33,922)	(22,292)	(35,250)	(4,433)	—	-1,075,104
								—
Bad debt recovery/(expense) for FY2011:								—
-Due to cash collection	—	—	7,654	—	36,163	—	—	43,817
-Due to periodic review of receivables and estimate of collectibility.	—	465,789	—	—	—	(285,255)	—	180,534
								—
Allowance as of 6/30/2011	(28,942)	(524,237)	(27,871)	(23,480)	—	(297,544)	—	-902,075
								—
Bad debt recovery/(expense) for 1st half of FY2012:								—
-Due to cash collection	—	—	—	15,183	—	37,563	—	52,747
-Due to periodic review of receivables and estimate of collectibility.	—	119,308	—	—	—	—	—	119,308
								—
Allowance as of 12/31/2011	(29,423)	(413,051)	(28,334)	(8,613)	—	(264,736)	—	-744,156

Schedule B - Page 1

Schedule C

	Current	1 - 90	91 - 180	181 - 270	271 - 360	361 - 450	451 - 540	541 - 630	631 - 720	> 720	TOTAL	Allowance	Net
Customer 1	4,918,000	4,291,000	—	—	—	—	—	—	—	—	9,209,000	—	9,209,000
Customer 2	4,268,000	4,226,000	—	—	—	—	—	—	—	—	8,494,000	—	8,494,000
Customer 3	3,598,000	-8,570,000	16,299,000	18,919,000	10,764,000	—	—	—	—	—	41,010,000	—	41,010,000
Customer 4	—	—	-6,200,000	-9,200,789	-10,551,000	—	20,293,000	10,055,000	—	—	4,396,211	—	4,396,211
Customer 5	—	-150,000	—	—	—	—	—	—	—	1,406,371	1,256,371	-1,256,371	—
Customer 6	8,170,000	5,430,000	13,824,000	4,222,000	—	—	—	—	—	—	31,646,000	—	31,646,000
Customer 7	—	-612,285	—	—	—	—	—	—	—	1,982,300	1,370,016	-1,370,016	—
Customer 8	—	—	—	-9,160,000	-112,200	-385,300	566,902	10,356,536	—	—	1,265,938	-1,265,938	—
Customer 9	—	—	—	542,736	—	—	—	—	—	—	542,736	—	542,736
Customer 10	—	—	—	—	209,372	—	—	—	—	—	209,372	—	209,372
Customer 11	—	—	—	-200,000	—	—	—	286,180	—	—	86,180	-86,180	—
Customer 12	—	—	—	—	—	—	—	78,278	—	—	78,278	-78,278	—
Customer 13	—	—	—	—	—	—	—	75,486	—	—	75,486	-75,486	—
Customer 14	—	—	—	—	—	-150,000	—	216,083	—	—	66,083	-66,083	—
Customer 15	—	—	—	-210,000	—	254,000	—	—	—	—	44,000	—	44,000
Customer 16	—	—	—	—	—	—	—	34,878	—	—	34,878	-34,878	—
Customer 17	—	—	—	—	—	—	—	-20,000	—	50,185	30,185	-30,185	—
Customer 18	—	—	—	—	—	-183,700	—	200,000	—	—	16,300	-16,300	—
Customer 19	—	-240,000	—	—	—	—	—	256,180	—	—	16,180	-16,180	—
Customer 20	—	—	—	-60,000	—	74,900	—	—	—	—	14,900	—	14,900
Customer 21	—	—	—	—	—	-280,000	—	286,180	—	—	6,180	-6,180	—
Customer 22	—	—	—	—	—	-120,000	—	124,900	—	—	4,900	-4,900	—
Customer 23	—	—	—	—	—	-165,000	169,318	—	—	—	4,318	—	4,318
Customer 24	—	—	—	—	—	-300,000	—	302,736	—	—	2,736	-2,736	—
Customer 25	—	—	—	-51,616	—	-100,000	—	151,616	—	—	0	-0	—
Customer 26	—	—	—	—	—	—	—	—	—	2,899	2,899	-2,899	—
Customer 27	—	—	—	—	—	—	—	—	—	1,798	1,798	-1,798	—
Customer 28	—	—	—	—	—	—	—	—	—	1,908	1,908	-1,908	—
Customer 29	—	—	-5,487	—	—	—	—	—	—	5,487	—	—	—
Customer 30	—	—	—	—	—	—	—	—	—	2,300	2,300	-2,300	—
Customer 31	—	—	—	—	—	—	—	—	—	4,999	4,999	-4,999	—
Customer 32	—	—	—	—	—	—	—	—	—	576	576	-576	—
Customer 33	—	—	—	—	—	—	—	—	—	3,090	3,090	-3,090	—
Customer 34	—	—	—	—	—	—	—	—	—	750	750	-750	—
Customer 35	—	—	-5,556	—	—	—	—	—	—	5,556	—	—	—
Customer 36	—	—	-7,477	—	—	—	—	—	—	7,477	—	—	—
Customer 37	—	—	—	—	—	—	—	—	—	1,000	1,000	-1,000	—
Customer 38	—	—	—	—	—	—	—	—	—	5,327	5,327	-5,327	—
Customer 39	—	—	—	—	—	—	—	—	—	4,213	4,213	-4,213	—
Customer 40	—	—	—	—	—	—	—	—	—	367	367	-367	—
Customer 41	—	—	—	—	—	—	—	—	—	3,943	3,943	-3,943	—
Customer 42	—	—	—	—	—	—	—	—	—	6,759	6,759	-6,759	—
Customer 43	—	—	—	—	—	—	—	—	—	5,408	5,408	-5,408	—
Customer 44	—	—	—	—	—	—	—	—	—	3,974	3,974	-3,974	—
Customer 45	—	—	—	—	—	—	—	—	—	770	770	-770	—
Customer 46	—	—	—	—	—	—	—	—	—	52	52	-52	—
Customer 47	—	—	-24,373	—	—	—	—	—	—	24,373	—	—	—
Customer 48	—	—	-26,534	—	—	—	—	—	—	26,534	—	—	—
Customer 49	—	—	-6,044	—	—	—	—	—	—	6,044	—	—	—
Customer 50	—	—	-21,537	—	—	—	—	—	—	21,537	—	—	—
Customer 51	—	—	—	—	—	—	—	—	—	2,700	2,700	-2,700	—
Customer 52	—	—	—	—	—	—	—	—	—	918	918	-918	—
Customer 53	—	—	—	—	—	—	—	—	-1,936	1,936	—	—	—
Customer 54	—	—	—	—	—	—	—	—	—	1,015	1,015	-1,015	—

Total RMB	20,954,000	4,374,716	23,825,992	4,801,331	310,172	-1,355,100	21,029,220	22,404,053	-1,936	3,592,566	99,935,013	-4,364,476	95,570,537

Total USD	3,295,431	688,011	3,747,109	755,104	48,781	-213,116	3,307,261	3,523,481	-304	565,002	15,716,759	-686,400	15,030,359

Schedule C - Page 1